UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Morgans Hotel Group Co.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number)

Richard J. McCready

NorthStar Capital Investment Corp.

527 Madison Avenue, 16th Floor

New York, New York 10022

Telephone: (212) 319-3400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61748W108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NorthStar Capital Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,164,693 Shares

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 10,164,693 Shares

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,164,693

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 61748W108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NCIC MHG Subsidiary LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,164,693 Shares

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 8,164,693 Shares

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,164,693

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 61748W108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NorthStar Partnership, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000,000 Shares

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 2,000,000 Shares

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 61748W108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) W. Edward Scheetz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,079,900 Shares

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 2,079,900 Shares

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,079,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 61748W108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David T. Hamamoto

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,057,035 Shares

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 2,057,035 Shares

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,057,035

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”), a Delaware corporation.  The address of the principal executive offices of the Company is 475 Tenth Avenue, New York, New York 10018.

Item 2.	Identity and Background

This Schedule 13D is being filed by NorthStar Capital Investment Corp (“NCIC”), NCIC MHG Subsidiary LLC (“NCIC MHG Subsidiary”), NorthStar Partnership, L.P. (“NorthStar LP”), Mr. W. Edward Scheetz and Mr. David T. Hamamoto (each a “Reporting Person” and collectively, the “Reporting Persons”)(1) with respect to the Common Stock of the Company.

The business address of NCIC, NCIC MHG Subsidiary, NorthStar LP and Mr. Hamamoto is 527 Madison Avenue, 16th Floor, New York, New York 10022.  The business address of Mr. Scheetz is 475 Tenth Avenue, New York, New York 10018.

NCIC is a Maryland corporation that was formed for the purpose of investing in debt and equity interests in real estate assets and businesses. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of NCIC are set forth in Schedule I hereto and are incorporated herein by reference.

NCIC MHG Subsidiary is a Delaware limited liability company that was formed for the purpose of holding shares of Common Stock distributed to NCIC during the Company’s initial public offering of Common Stock (the “IPO”) which was completed on February 17, 2006, and participating in the IPO as a selling stockholder.  NCIC MHG Subsidiary is a wholly-owned subsidiary of NCIC, and NCIC is the sole managing member of NCIC MHG Subsidiary.

NorthStar LP is a Delaware limited partnership that was formed for the purpose of investing in debt and equity interests in real estate assets and businesses.  NorthStar LP is a majority-owned subsidiary of NCIC, and NCIC is the sole general partner of NorthStar LP.

Mr. W. Edward Scheetz is involved in the real estate and the hospitality businesses and is the Co-Chief Executive Officer and the Co-Chairman of the Board of Directors of NCIC and the Chief Executive Officer of the Company.  Mr. Scheetz is a citizen of the United States.

Mr. David T. Hamamoto is involved in the real estate and the hospitality businesses and is the Co-Chief Executive Officer and the Co-Chairman of the Board of Directors of NCIC.  Mr. Hamamoto is a citizen of the United States.

During the past five years, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

This Item 2 is qualified in its entirety by reference to Schedule I which is attached hereto and incorporated into this Item by reference.

(1)                                  Neither the present filing nor anything contained herein shall be construed as an admission that NCIC, NCIC MHG Subsidiary or NorthStar LP constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of Februray 22, 2006, a copy of which is attached hereto as Exhibit 7.

Item 3.	Source and Amount of Funds or Other Consideration

NorthStar LP acquired from the Company an aggregate of 15,694,341 shares of Common Stock in connection with the IPO. Specifically, NorthStar LP acquired 15,694,341 shares of Common Stock in exchange for an equal number of membership units (“Membership Units”) in the operating company of the Company, Morgans Group LLC.  This exchange was made pursuant to the terms of the Formation and Structuring Agreement, dated as of October 25, 2005 (the “Formation and Structuring Agreement”), by and among Morgans Group LLC, Morgans Hotel Group LLC (“MHG LLC”), NorthStar LP, NorthStar Hospitality LLC (“NorthStar Hospitality”) and other parties thereto.  The Formation and Structuring Agreement is incorporated herein by reference.  NorthStar LP received the Membership Units for no consideration through a distribution from its wholly-owned subsidiary, NorthStar Hospitality, which received the Membership Units for no consideration through a distribution of its pro rata share of the Membership Units held by its majority-owned subsidiary, MHG LLC, as a result of transactions (the “Formation and Structuring Transactions”) described under the caption “Formation and Structuring Transactions” in the Company’s final prospectus dated February 13, 2006 (File No. 333-129277, the “Final Prospectus”).

Of the 15,694,341 shares of Common Stock that NorthStar LP received in the IPO, NorthStar LP distributed all but 2,000,000 shares of Common Stock to its partners in accordance with their partnership interests in NorthStar LP.  NCIC, as the general partner of NorthStar LP, received 10,035,851 shares of Common Stock in that distribution which it in turn contributed to NCIC MHG Subsidiary for no consideration.  Pursuant to the Underwriting Agreement (as defined below), NCIC MHG Subsidiary in turn sold 1,871,158 of such shares of Common Stock in the IPO as a selling stockholder.  Messrs. Scheetz and Hamamoto, as limited partners of NorthStar LP, each received 904,270 shares of Common Stock from NorthStar LP in that distribution and each sold 167,928 in the IPO as selling stockholders pursuant to the Underwriting Agreement.

In addition to the distribution of shares of Common Stock received by Mr. Scheetz as described above,  Mr. Scheetz directly beneficially owns 11,500 shares of Common Stock purchased in an open market transaction that traded on February 24, 2006.  Also, Mr. Scheetz is deemed to indirectly beneficially own (i) 2,400 shares of Common Stock purchased in the IPO by two trusts for the benefit of Mr. Scheetz’s two minor children, and (ii) 10,000 shares of Common Stock purchased in the IPO by Mr. Scheetz’s spouse.  These purchases were made from personal funds.

As of February 17, 2006, (i) NCIC, as the managing member of NCIC MHG Subsidiary LLC, may be deemed to indirectly beneficially own 8,164,693 shares of Common Stock through NCIC MHG Subsidiary, which acquired such shares of Common Stock as described above, (ii) NCIC, as the general partner of NorthStar LP,  may be deemed to indirectly beneficially own 2,000,000 shares of Common Stock through NorthStar LP, which acquired such shares of Common Stock as described above, and  (iii) Messrs. Scheetz and Hamamoto, as Co-Chief Executive Officers of NCIC, may each be deemed to indirectly beneficially own (a) 8,164,693 shares of Common Stock through NCIC, which indirectly beneficially owns such 8,164,693 shares of Common Stock through its wholly-owned subsidiary, NCIC MHG Subsidiary, which acquired such shares of Common Stock as described above, and (b) 2,000,000 shares of Common Stock through NCIC, which indirectly beneficially owns such 2,000,000 shares of Common Stock through its majority-owned subsidiary, NorthStar LP, which acquired such shares of Common Stock as described above. Messrs. Scheetz and Hamamoto disclaim beneficial ownership of the shares of Common Stock held by NCIC MHG Subsidiary and NorthStar LP, except to the extent of their respective pecuniary interests therein.

None of the persons listed on Schedule I hereto has contributed any funds or other consideration towards the acquisition of the Common Stock, except insofar as they may be general or limited partners of, or own membership interests in, certain of the Reporting Persons and have made capital contributions to such Reporting Persons, as the case may be.

Item 4.	Purpose of Transaction

Except for the 11,500 shares of Common Stock purchased by Mr. Scheetz in the open market subsequent to the IPO, each of the Reporting Persons acquired shares of Common Stock in connection with the Company’s IPO for investment purposes or in the ordinary course of business.

As of the date of this statement, none of the Reporting Persons, or to the knowledge and belief of the Reporting Persons, any of the persons listed on Schedule I hereto, has any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons expects to evaluate on an ongoing basis the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and/or may cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities. Any such transactions may be effected at any time or from time to time subject to (i) the restrictions contained in the Lock-Up Agreements (described in Item 6 below) and (ii) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or other applicable law. To the knowledge of each Reporting Person, each of the persons listed on Schedule I hereto may make similar evaluations from time to time or on an ongoing basis and reserves the same rights.

Item 5.	Interest in Securities of the Issuer
(a) Based on information provided to the Reporting Persons by the Company, there were 33,500,000 shares of Common Stock outstanding as of the close of business on February 27, 2006.
As of February 27, 2006, NCIC MHG Subsidiary beneficially owned 8,164,693 shares of Common Stock, representing in the aggregate approximately 24.4% of the outstanding shares of Common Stock.
As of February 27, 2006, NorthStar LP beneficially owned 2,000,000 shares of Common Stock, representing in the aggregate approximately 6.0% of the outstanding shares of Common Stock.

As of February 27, 2006, NCIC beneficially owned an aggregate of 10,164,693 shares of Common Stock, representing in the aggregate approximately 30.3% of the outstanding shares of Common Stock. Of the 10,164,693 shares of Common Stock beneficially owned by NCIC, 8,164,693 shares of Common Stock represent NCIC’s indirect pecuniary interest in the 8,164,693 shares of Common Stock beneficially owned directly by NCIC MHG Subsidiary, and 2,000,000 shares of Common Stock are indirectly beneficially owned by NCIC through its majority-owned subsidiary, NorthStar LP, which directly beneficially owns such 2,000,000 shares of Common Stock.

As of February 27, 2006, Mr. Scheetz beneficially owned an aggregate of 2,079,900 shares of Common Stock, representing in the aggregate approximately 6.2% of the outstanding shares of Common Stock. Of the 2,079,900 shares of Common Stock beneficially owned by Mr. Scheetz, 365,734 shares of Common Stock represent Mr. Scheetz’s indirect pecuniary interest in the 2,000,000 shares of Common Stock indirectly beneficially owned by NCIC through its majority-subsidiary, NorthStar LP, which directly beneficially owns such 2,000,000 shares of Common Stock, 953,924 shares of Common Stock represent Mr. Scheetz’s indirect pecuniary interest in the 8,164,693 shares of Common Stock beneficially owned indirectly by NCIC through its wholly-owned subsidiary, NCIC MHG Subsidiary LLC., 2,400 shares of Common Stock are indirectly beneficially owned by Mr. Scheetz through two trusts which directly own such 2,400 shares of Common Stock for the benefit of Mr. Scheetz’s two minor children, 10,000 shares of Common Stock are indirectly beneficially owned by Mr. Scheetz through his spouse who directly beneficially owns such 10,000 shares of Common Stock, and 11,500 shares of Common Stock represent Mr. Scheetz’s direct beneficial ownership of 11,500 shares of Common Stock purchased by Mr. Scheetz in the open market subsequent to the IPO.

As of February 27, 2006, Mr. Hamamoto beneficially owned an aggregate of 2,057,035 shares of Common Stock, representing in the aggregate approximately 6.1% of the outstanding shares of Common Stock. Of the 2,057,035 shares of Common Stock beneficially owned by Mr. Hamamoto, 365,938 shares of Common Stock represent Mr. Hamamoto’s indirect pecuniary interest in the 2,000,000 shares of Common Stock indirectly beneficially owned by NCIC through its majority-subsidiary, NorthStar LP, which directly beneficially owns such 2,000,000 shares of Common Stock, and 954,755 shares of Common Stock represent Mr. Hamamoto’s indirect pecuniary interest in the 8,164,693 shares of Common Stock beneficially owned indirectly by NCIC through its wholly-owned subsidiary, NCIC MHG Subsidiary LLC.
None of the shares of Common Stock reported in rows (11) and (13) of the cover pages to this Schedule 13D are shares as to which there is a right to acquire exercisable within 60 days.

None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, beneficially owned any shares of Common Stock as of February 17, 2006, other than as set forth herein.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.  Except as set forth herein, each Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person.

(c) Except with respect to transactions effected by NCIC MHG Subsidiary, Messrs. Scheetz and Hamamoto in their capacity as selling stockholders in the IPO, no transactions in the Common Stock were effected by the Reporting Persons, or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto (other than Mr. Richard J. McCready who effected transactions in his capacity as a selling stockholder in the IPO) during the 60 days prior to and including February 17, 2006.

(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
FORMATION AND STRUCTURING AGREEMENT

NorthStar LP is a party to the Formation and Structuring Agreement.  Pursuant to the Formation and Structuring Agreement, NorthStar LP agreed to exchange all Membership Units that it received in distributions from MHG LLC through NorthStar Hospitality for an equal number of shares of Common Stock.

UNDERWRITING AGREEMENT

In connection with the IPO, an Underwriting Agreement, dated February 13, 2006 (the “Underwriting Agreement”), was entered into by and among the Company, MHG LLC, Morgans Group LLC and Morgan Stanely & Co. Incorporated and Merrill Lynch, Pierece, Fenner & Smith Incorporated, as representatives (the “Representatives”) of the several underwriters listed in Schedule I thereto (the “Underwriters”) and the selling shareholders named in Schedule II thereto (the “selling stockholders”).  NCIC MHG Subsidiary, Messrs. Scheetz and Hamamoto were selling stockholders in the IPO as well as Mr. Richard McCready, whose name is listed on Schedule I hereto.  The Underwriting Agreement provides for the Underwriters’ purchase of 15,000,000 shares of Common Stock from the Company, 3,000,000 shares of Common Stock from the selling stockholders and the Underwriters’ option to purchase up to an additional 2,700,000 shares of Common Stock from the Company within 30 days from the closing date of the IPO at the same purchase price for the purpose of covering over-allotments.  As of the date of this statement, the Underwriters have not exercised the over-allotment option. The initial public offering price in the IPO was $20.00 per share. Under the Underwriting Agreement, the Underwriters purchased the shares of  Common Stock net of an underwriting discount of $1.30 per share. The Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions.

LOCK-UP AGREEMENTS

In connection with the IPO, each of the Reporting Persons as well as Mr. Richard J. McCready, whose name is listed on Schedule I hereto,  have agreed that, during the period beginning on the date of and continuing to and including the date 180 days after February 13, 2006, the date of the Final Prospectus, they will not, without prior written consent of the Representatives, (i) offer, pledge, sell, contract or sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right warrant or purchase, lend or otherwise transfer or disposes of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, (ii) enter into any swap or other arrangement that transfers to another in whole or in part, any of the economic consequences of ownership of Common Stock, or (iii) demand or otherwise seek registration of shares of Common Stock with the Securities and Exchange Commission (the “SEC”).

REGISTRATION RIGHTS AGREEMENT

NorthStar LP is a party to a Registration Rights Agreement, dated as of February 17, 2006, entered into by and between the Company and NorthStar LP (the “Registration Rights Agreement”).  The terms of the Registration Rights Agreement are summarized as follows:

Demand Registration: Beginning on the six-month anniversary of the IPO, NorthStar LP and its affiliates will have certain rights, subject tot certain limitations, to request that the Company register shares of Common Stock owned by them; provided that the number of shares included in such a demand registration would yield gross proceeds to the entities requesting registration of at least $25,000,000.  If the value of shares of Common Stock held by those entities is less than $25,000,000 but greater than $15,000,000, the request for registration shall be for all of the shares held by the entities requesting registration.  Upon such request, the Company will be required to its reasonable best efforts to file a registration statement within 30 days of such a request, and cause the registration statement to be declared effective by the SEC as soon as practicable thereafter.  Subject to certain conditions, the Company may withdraw a previously filed registration statement or postpone the initial filing of that registration for up to 90 days if, based on the Company’s good faith judgment, such withdrawal or postponement would avoid premature disclosure of a matter that the Company had determined would not be in its best interests to disclose at such time.

Piggy-back Registration.  Beginning on the six-month anniversary of the IPO, whenever the Company proposes to register any of the shares of Common Stock (other than on a Form S-8 or Form S-4), NorthStar LP and its affiliates will have the right to include shares of Common Stock owned by them on the registration statement.

Shelf Registration. After the Company becomes eligible to file a registration statement on Form S-3, NorthStar LP or its affiliates will be entitled to request that the Company file and maintain a registration statement for the resale of all or any portion of shares of Common Stock owned by them, subject to certain limitations. Upon such request, the Company will be required to use its reasonable best efforts to file such a registration statement within 30 days of the request, and cause it to be declared effective by the SEC as soon as reasonably practicable thereafter.

Transfer of Registration Rights.  To the extent NorthStar LP or its affiliates distribute shares of Common Stock to its members, investors or beneficial owners, those distributees will obtain the benefits of these registration rights if they are otherwise restricted from freely transferring those distributed shares of Common Stock.

Expenses.  In connection with a demand, piggy-back or shelf registration, any underwriting discounts or commissions attributable to the sale of the registrable shares or fees and expenses of counsel representing the entities requesting registration in excess of the amount specified below shall be borne by those entities.  All other expenses of such registration, including the applicable federal and state filing fees and up to $15,000 fees and disbursements of one counsel to the entities requesting registration, shall be borne by the Company.

The foregoing descriptions of the Formation and Structuring Agreement, Underwriting Agreement, Lock-Up Agreements and Registration Rights Agreement are qualified in their entirety by reference to the Formation and Structuring Agreement, Underwriting Agreement, Lock-Up Agreements and Registration Rights Agreement, which are filed as exhibits hereto, each of which is incorporated by reference in their entirety into this Item 6. Except as described herein, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

99.1.

Formation and Structuring Agreement, dated as of October 25, 2006, by and among Morgans Group LLC, Morgans Hotel Group LLC, NorthStar Hospitality LLC, NorthStar Partnership, L.P. and RSA Associates, L.P. (incorporated by reference to Exhibit 10.4 to the registration statement on Form S-1 (File No. 333-129277) filed by the Company)).

99.2.

Underwriting Agreement, dated as of February 13, 2006, by and among Morgans Hotel Group Co., Morgans Group LLC, Morgans Hotel Group LLC and Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I thereto, and the selling stockholders named in Schedule II thereto.

99.3.

Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and NorthStar Capital Investment Corp.

99.4.

Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and NCIC MHG Subsidiary LLC.

99.5.

Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and NorthStar Partnership, L.P.

99.6.

Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and Mr. W. Edward Scheetz.

99.7.

Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and Mr. David T. Hamamoto.

99.8.

Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and Mr. Richard J. McCready.

99.9.	Registration Rights Agreement, dated as of February 17, 2006, by and between Morgans Hotel Group Co. and NorthStar Partnership, L.P.

99.10.

Joint Filing Agreement, dated as of February 22, 2006, by and among NorthStar Capital Investment Corp., NCIC MHG Subsidiary LLC, NorthStar Partnership, L.P., Mr. W. Edward Scheetz and Mr. David T. Hamamoto.

99.11.	Power of Attorney, dated February 22, 2006, relating to NorthStar Capital Investment Corp.

99.12.	Power of Attorney, dated February 22, 2006, relating to NorthStar Partnership, L.P.

Exhibit	Description

99.13.	Power of Attorney, dated February 22, 2006, relating to NCIC MHG Subsidiary LLC.

99.14.	Power of Attorney, dated February 22, 2006, relating to Mr. David T. Hamamoto.

99.15.	Power of Attorney, dated February 22, 2006, relating to Mr. W. Edward Scheetz.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2006

NORTHSTAR CAPITAL INVESTMENT CORP.

By:	/s/ Richard J. McCready
Name: Richard J. McCready
Title: Chief Operating Officer and Secretary

NCIC MHG SUBSIDIARY LLC

By: NorthStar Capital Investment Corp.,
Its Managing Member

By:	/s/ Richard J. McCready
Name: Richard J. McCready
Title: Chief Operating Officer and Secretary

NORTHSTAR PARTNERSHIP, L.P.

By: NorthStar Capital Investment Corp.,
Its General Partner

By:	/s/ Richard J. McCready
Name: Richard J. McCready
Title: Chief Operating Officer and Secretary

/s/ W. Edward Scheetz
W. Edward Scheetz

/s/ David T. Hamamoto
David T. Hamamoto

EXHIBIT INDEX

Exhibit	Description

99.1.

Formation and Structuring Agreement, dated as of October 25, 2006, by and among Morgans Group LLC, Morgans Hotel Group LLC, NorthStar Hospitality LLC, NorthStar Partnership, L.P. and RSA Associates, L.P. (incorporated by reference to Exhibit 10.4 to the registration statement on Form S-1 (File No. 333-129277) filed by the Company)).

99.2.

Underwriting Agreement, dated as of February 13, 2006, by and among Morgans Hotel Group Co., Morgans Group LLC, Morgans Hotel Group LLC and Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I thereto, and the selling stockholders named in Schedule II thereto.

99.3.

Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and NorthStar Capital Investment Corp.

99.4.

Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and NCIC MHG Subsidiary LLC.

99.5.

Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and NorthStar Partnership, L.P.

99.6.

Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and Mr. W. Edward Scheetz.

99.7.

Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and Mr. David T. Hamamoto.

99.8.

Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I of the Underwriting Agreement and Mr. Richard J. McCready.

99.9.	Registration Rights Agreement, dated as of February 17, 2006, by and between Morgans Hotel Group Co. and NorthStar Partnership, L.P.

99.10.

Joint Filing Agreement, dated as of February 22, 2006, by and among NorthStar Capital Investment Corp., NCIC MHG Subsidiary LLC, NorthStar Partnership, L.P., Mr. W. Edward Scheetz and Mr. David T. Hamamoto.

99.11.	Power of Attorney, dated February 22, 2006, relating to NorthStar Capital Investment Corp.

99.12.	Power of Attorney, dated February 22, 2006, relating to NorthStar Partnership, L.P.

Exhibit	Description

99.13.	Power of Attorney, dated February 22, 2006, relating to NCIC MHG Subsidiary LLC.

99.14.	Power of Attorney, dated February 22, 2006, relating to Mr. David T. Hamamoto.

99.15.	Power of Attorney, dated February 22, 2006, relating to Mr. W. Edward Scheetz.

SCHEDULE I

The names, position and present principal occupation of each director and executive officer of NorthStar Capital Investment Corp., the sole managing member of NCIC MHG Subsidiary LLC and the sole general partner of NorthStar Partnership, L.P., are set forth below.

The business address of each director and executive officer listed below is c/o NorthStar Capital Investment Corp., 527 Madison Avenue, 16th Floor, New York, New York 10022.

Each director and executive officer listed below is a citizen of the United States.

Name	Position	Present Principal Occupation
David T. Hamamoto	Co-Chief Executive Officer/Director	Co-Chief Executive Officer and Co-Chairman of the Board of Directors of NorthStar Capital Investment Corp.
W. Edward Scheetz	Co-Chief Executive Officer/Director	President and Chief Executive Officer of Morgans Hotel Group Co.
Richard J. McCready	President/Chief Operating Officer/Secretary/Director	President, Chief Operating Officer and Secretary of NorthStar Capital Investment Corp.
Martin L. Edelman	Director	Of Counsel to Paul, Hastings, Janofsky & Walker LLP.
Robert Soros	Director	Deputy Chairman of Soros Fund Management LLC.
Meridee Moore	Director	Senior Managing Member and Chief Investment Officer of Watershed Asset Management, L.L.C.
Dang Phan	Director	Managing Partner, Chief Operating Officer and Chief Financial Officer of Grove International Partners.
Steven Kauff	Vice President	Vice President of NorthStar Capital Investment Corp.
Rena Flaum	Treasurer	Treasurer of NorthStar Capital Investment Corp.